SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G


                                 (Rule 13d-102)


             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 10)*


                       ELK ASSOCIATES FUNDING CORPORATION
              -----------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
              -----------------------------------------------------
                         (Title of Class of Securities)

                                    287166102
              -----------------------------------------------------
                                 (CUSIP Number)



Check the following box if a fee is  being paid with this statement [ ].


----------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 287166102                    13G                     Page 2 of 5 Pages



--------------------------------------------------------------------------------
   1.  NAME OF REPORTING PERSON(S)
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON(S)

       Gary C. Granoff

          ###-##-####

--------------------------------------------------------------------------------
   2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3.  SEC USE ONLY




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   4.  CITIZENSHIP OR PLACE OF ORGANIZATION


       U.S.A.

--------------------------------------------------------------------------------
   NUMBER OF      5.   SOLE VOTING POWER
     SHARES            330,808
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6.   SHARED VOTING POWER
      EACH             10,900
   REPORTING      --------------------------------------------------------------
     PERSON       7.   SOLE DISPOSITIVE POWER
      WITH             330,808
                  --------------------------------------------------------------
                  8.   SHARED DISPOSITIVE POWER
                       10,900

--------------------------------------------------------------------------------
   9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       341,708

--------------------------------------------------------------------------------
  10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [X]

--------------------------------------------------------------------------------
  11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       19.58%

--------------------------------------------------------------------------------
  12.  TYPE OF REPORTING PERSON*

       IN


--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                       13G                   Page 3 of 5  Pages


Item 1.     (a)   Name of Issuer:
                  Elk Associates Funding Corporation
                  --------------------------------------------------------------
            (b)   Address of Issuer's Principal Executive Offices:
                  747 Third Avenue, 4th Fl, NY NY 10017
                  --------------------------------------------------------------
Item 2.     (a)   Name of Person Filing:
                  Gary C. Granoff
                  --------------------------------------------------------------
            (b)   Address of Principal Business Office, or if None, Residence:
                  C/O Elk Associates Funding Corporation, 747 Third Ave, 4th Fl,
                      NY NY 10017
                  --------------------------------------------------------------
            (c)   Citizenship:
                                 U.S.A.
                               -------------------------------------------------
            (d)   Title of Class of Securities:
                  Common Stock, Par Value $.01
                  --------------------------------------------------------------
            (e)   CUSIP Number:
                                 287166102
                               -------------------------------------------------
Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a: N/A

            (a)   [ ]   Broker or Dealer  registered under Section  15 of  the
                        Act,

            (b)   [ ]   Bank as defined in Section 3(a)(6) of the Act,

            (c)   [ ]   Insurance Company  as defined  in Section  3(a)(19) of
                        the Act,

            (d)   [ ]   Investment Company registered under  Section 8 of  the
                        Investment Company Act,

            (e)   [ ]   Investment Adviser registered under Section 203 of the
                        Investment Advisers Act of 1940,

            (f)   [ ]   Employee Benefit Plan,  Pension Fund which is  subject
                        to the  provisions of  the Employee Retirement  Income
                        Security Act of  1974 or Endowment  Fund; see  Section
                        240.13d-1(b)(ii)(F); see Item 7,

            (g)   [ ]   Parent  Holding  Company, in  accordance  with Section
                        240.13d-1(b)(1)(ii)(G); see Item 7,

            (h)   [ ]   Group, in accordance with Section
                        240.13d-1(b)(1)(ii)(H).

                                      13-G                    Page 4 of 5 Pages



Item 4.     Ownership.


            If more than five percent of the class is owned, indicate:

            (a) Amount beneficially owned: 341,708
                                          -------------------------------------,

            (b) Percent of class: 19.58%
                                 ----------------------------------------------,

            (c) Number of shares as to which such person has:

                  (i) Sole power to vote or to direct the vote  330,808
                                                              -----------------,

                  (ii) Shared power to vote or to direct the vote  10,900
                                                                 --------------,

                  (iii) Sole power to dispose or to direct the disposition of
                          330,808
                        -------------------------------------------------------,


                  (iv) Shared power to dispose or to direct the disposition of
                          10,900
                        --------------------------------------------------, and


            (d) Shares which there is a right to acquire:  0
                                                         ----------------------.



Item 5.     Ownership of Five Percent or Less of a Class.

            N/A

Item 6.     Ownership of More Than Five Percent on Behalf of Another Person.

            N/A

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.

            N/A


Item 8.     Identification and Classification of Members of the Group.

            N/A

Item 9.     Notice of Dissolution of Group.

            N/A

Item 10.    Certification.

            By signing below -I/we- certify that, to the best of my/our knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                      13-G                    Page 5 of 5 Pages


                                  Signature.


            After reasonable inquiry and to the best of my knowledge and belief, -I/we- certify that the information set forth in this statement is true, complete and correct.


Date:   January 9, 1998

/s/ Gary C. Granoff
----------------------------------
                      (Signature)*

    Gary C. Granoff
----------------------------------
                      (Name/Title)


* Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

* Excludes 19,933 shares owned by Mr. Granoff's wife as to which he disclaims beneficial ownership. Also exludes 29,948 shares owned by two of Mr. Granoff's sons as to which shares he does not exercise any control and disclaims beneficial ownership. Also excludes 22,800 shares held by various trusts for the benefit of Mr. Grandoff's children, as to 21,000 of which shares Mr. Grandoff retains a reversionary interest. Includes 10,900 shares owned by the Grandoff Family Foundation, a charitable foundation for which Mr. Grandoff and his father, mother and brother are trustees. Also includes 35,321 shares held by Mr. Grandoff as trustee for his children and other family members. Also includes 261 shares held by GCG Associates Inc., a corporation owned by Mr. Grandoff. Aslo includes 76,084 shares owned by DAPARY Management Corp., a corporation controlled by Mr. Granoff.


(022597DTI)